BLINK CHARGING CO.

3284 N 29th Court

Hollywood, Florida 33020-1320

January 31, 2018

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso and Tim Buchmiller

Re:	Blink Charging Co.
Registration Statement on Form S-1
File No. 333-214461

Dear Mr. Mancuso and Mr. Buchmiller:

Reference is made to our letter, filed as correspondence via EDGAR on January 30, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, for Wednesday, January 31, 2018 at 5:00 p.m. Eastern Time or as soon thereafter as possible, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

/s/ Michael J. Calise
Michael J. Calise
Chief Executive Officer
Blink Charging Co.